Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS
OF
CHIQUITA BRANDS INTERNATIONAL, INC.
TO BE HELD ON OCTOBER 24, 2014

SUPPLEMENT NO. 2 TO THE
AMENDED AND RESTATED PROXY STATEMENT
OF
CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
BURLINGTOWN UK LTD
ERICHTON INVESTMENTS LTD.

This Supplement No. 2 is a supplement to the definitive proxy statement (the “Proxy Statement”) of Cavendish Global Limited, Cavendish Acquisition Corporation, Burlingtown UK LTD and Erichton Investments Ltd. (“Cutrale-Safra”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2014, as previously amended on September 2, 2014 and further amended and restated on September 22, 2014, September 25, 2014 and October 20, 2014, in connection with Cutrale-Safra’s solicitation of proxies to be used at the special meeting (the “October 24 Special Meeting”) of shareholders of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”) on October 24, 2014.  All capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Proxy Statement.

On October 23, 2014, Cutrale-Safra submitted a revised offer letter containing an updated offer of $14.50 per share of Chiquita common stock.  All references in the Proxy Statement to the prior offer of $14.00 per share of Chiquita common stock shall be replaced by the increased price of $14.50.  The $14.50 offer price represents a premium of over 44% to the undisturbed $10.06 closing sales price per Chiquita share on August 8, 2014, the last trading day before the Original Cutrale-Safra Proposal was announced and approximately 23% to the market’s valuation of the Proposed Fyffes Combination, calculated as a price per Chiquita Share of $11.80, which is based on the unaffected stock trading price of Chiquita as of August 8, 2014, updated to take into account the modification of the exchange ratio provided for in the Fyffes Amendment.  The updated offer represents a multiple of approximately 12.5x Chiquita’s EBITDA, including the assumption of Chiquita net debt, for the twelve months ended June 30, 2014.

WE ARE SOLICITING PROXIES FROM CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS. WE BELIEVE THAT THE PROPOSED FYFFES COMBINATION DOES NOT PROVIDE ADEQUATE VALUE TO CHIQUITA SHAREHOLDERS. WE BELIEVE THAT OUR BEST AND FINAL $14.50 PER SHARE ALL-CASH PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CHIQUITA SHAREHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SIGNIFICANTLY GREATER FINANCIAL VALUE AND MORE CERTAIN VALUE TO CHIQUITA SHAREHOLDERS THAN THE PROPOSED COMBINATION WITH FYFFES.
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Cutrale-Safra, their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the SEC, to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in the definitive proxy statement that was filed with the SEC on August 28, 2014, as previously amended (the “Cutrale-Safra Proxy”), to which proxy statement this filing is a supplement.

Investors are urged to read this filing together with the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.